United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS
1. Other Events

On April 20, 2002, in the United Kingdom and in Germany, the Company issued its Notice of Annual General Meeting to be held at Hotel Conrad International London, Chelsea Harbour, London SW10 0XG on Thursday, 16th May 2002 at 9.00 a.m. A copy of the Company's Notice dated April 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference

2. Exhibits

99.1 Notice of Annual General Meeting of the Company dated April 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  April 22, 2002             By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. Notice of Annual General Meeting of the Company dated April 2002.

NEWS RELEASE

Dialog Semiconductor plc Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that a General Meeting of Dialog Semiconductor plc will be held at Hotel Conrad International London, Chelsea Harbour, London SW10 0XG on Thursday, 16th May 2002 at 9.00 a.m. for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS

RESOLUTION 1 - Receipt of the reports and accounts

THAT the audited accounts of the Company for the year ended 31st December 2001 and the reports from the Directors and Auditors thereon now laid before this meeting be and they are hereby received. The Directors do not propose to declare a dividend.

RESOLUTION 2 - Reappointment of the Auditors

THAT KPMG be and are hereby reappointed Auditors of the Company to hold office until the next Annual General Meeting at which accounts are laid before the Company.

RESOLUTION 3 - Authority to agree the Auditors' remuneration THAT the Directors be and are hereby authorised to agree the remuneration of the Auditors. RESOLUTION 4 - Re-election of Director THAT Michael Glover retiring pursuant to Article 82 of the Company's Articles of Association (hereinafter every reference to an "Article" shall mean an Article of the Company's Articles of Association) be and he is hereby re-elected a Director of the Company.

RESOLUTION 5 - Re-election of Director

THAT Tim Anderson retiring pursuant to Article 82 be and he is hereby re-elected a Director of the Company.

RESOLUTION 6 - Re-election of Director

THAT Michael Risman retiring pursuant to Article 82 be and he is hereby re-elected a Director of the Company.

RESOLUTION 7 - Increase of shares available under the Employee Share Option Scheme

THAT Rule 2.1 of the Rules of the Company's Employee Share Option Scheme be amended to increase the limit on the number of shares the subject of unexercised options, from time to time, to not more than 15% (fifteen per cent), after issue, of the issued share capital of the Company from time to time.

To consider, and if thought fit, to pass the following Resolution which will be proposed as a SPECIAL RESOLUTION.

RESOLUTION 8 - Disapplication of pre-emption rights

THAT the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities for cash pursuant to the authority conferred by Article 6.1 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of GBP 220,345 and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

By Order of the Board
Tim Anderson
Secretary
April 2002
Dialog Semiconductor plc
Chichester House
278-282 High Holborn
London  WC1V 7HA

Tel: (+44) 020 7242 2877
Fax: (+44) 020 7242 1431

Notes:

Shareholders wishing to attend the Annual General Meeting should contact the bank which holds their share interest in the Company to obtain a proxy statement and written confirmation of their interest in the Company.

Shareholders are requested to fax confirmation of their intention to attend the Annual General Meeting and their bank's confirmation of share interest in the Company to (+44) 020 7242 1431 (Ref: TA/DIALOG) at least 48 hours prior to the Meeting.